Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 646 797 2868 / +972 54 566 3221 info@gkir.com

Voltaire Ltd. Scheduled to Release Fourth Quarter 2007 Results
on Monday, February 11, 2008

Conference Call Scheduled for February 11, 2008 at 10:00 am EST

Herzeliya, Israel and Billerica, MA - January 9, 2008 - Voltaire Ltd. (NASDAQ: VOLT), a leading provider of grid backbone solutions for the data center, announced today it will be releasing its fourth quarter and full year 2007 results on Monday, February 11, 2008, before the U.S. market opens.

The Company will also host a conference call on the same day, at 10:00 am ET. On the call, Mr. Ronnie Kenneth, CEO and Chairman of the Board, and Mr. Josh Siegel, CFO, will review and discuss the results and will be available to answer investor questions.

Dial-In
To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call is due to commence. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number:	1-888-407-2553	UK Dial-in Number:	0-800-917-9141
Israel Dial-in Number:	03-918-0650	International Dial-in Number:	+972-3-918-0650
at
10:00 am Eastern Time; 07:00 am Pacific Time; 03:00 pm UK Time; 05:00 pm Israel Time

Live Webcast
The conference call will be broadcast live on the Company’s website. To participate, please access the investor relations section of Voltaire’s website - www.voltaire.com - at least 10 minutes before the conference call is due to commence.

Web Replay
A replay of the call will be available from the day after the call for a period of 30 days. The link to the replay will be accessible under the investor relations section of Voltaire's website - www.voltaire.com.

About Voltaire
Voltaire (NASDAQ: VOLT) designs and develops server and storage switching and software solutions that enable high-performance grid computing within the data center. Voltaire refers to its server and storage switching and software solutions as the Voltaire Grid Backbone™. Voltaire’s products leverage InfiniBand technology and include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software.  Voltaire’s solutions have been sold to a wide range of end customers including governmental, research and educational organizations, as well as enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries.

Founded in 1997, Voltaire Ltd. is headquartered in Herzeliya, Israel, and has its U.S. headquarters in Billerica, Massachusetts.